UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 30, 2026

Crown Reserve Acquisition Corp. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42894	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Conyers Trust Company (Cayman) Limited

PO Box 2681

Grand Cayman KY1-1111

Cayman Islands

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (813) 501-3533

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one Class A ordinary share, one-half of one redeemable warrant, and one right	CRACU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	CRAC	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	CRACW	The Nasdaq Stock Market LLC
Rights, each right entitles holder to receive 0.20 of one Class A ordinary share upon consummation of a Business Combination	CRACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On March 30, 2026, Crown Reserve Acquisition Corp. I, a Cayman Islands exempted company (“SPAC” or the “Company”), CRAC Merger Sub Inc., a Delaware corporation and a wholly owned direct subsidiary of SPAC (“Merger Sub”), and Carvix, Inc., a Delaware corporation (“Carvix”), entered into a Business Combination Agreement (the “Business Combination Agreement”). Capitalized terms used but not defined in this Current Report have the meanings given to them in the Business Combination Agreement.

Domestication and Structure

Subject to the terms and conditions of the Business Combination Agreement, (i) the Company will effect a domestication to Delaware (the “Domestication”), (ii) immediately thereafter, Merger Sub will merge with and into Carvix (the “Merger”), with Carvix surviving as a wholly owned subsidiary of the Company (as domesticated), and (iii) the parties intend that the Domestication qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The post-closing board of directors will consist of five members: four nominated by Carvix (including one independent director approved by the Sponsor) and one nominated by Crown Reserve’s Sponsor (who will be an independent director approved by Carvix). The two independent directors will be mutually agreed upon by the parties. Carvix’s existing management team will continue to lead the combined company following closing.

Consideration; Earnout

At the effective time of the Merger (the “Effective Time”), each share of Carvix common stock issued and outstanding immediately prior to the Effective Time (other than dissenting shares and treasury shares) will be cancelled and converted into the right to receive (a) at the Effective Time, 50,000,001 shares of the Company’s common stock, in the aggregate, allocated among Carvix stockholders as set forth in the Company Allocation Schedule, and (b) the contingent right to receive earnout consideration in the form of up to 50,000,100 shares of the Company’s common stock, as described below.

During a four-year earnout period covering fiscal years beginning January 1, 2027 (each, a “Payment Year”), certain Carvix equityholders immediately prior to the Effective Time who are identified as Eligible Company Equityholders may earn up to an aggregate of 50,000,100 additional shares of the Company’s common stock (the “Company Earnout Shares”), split equally between (i) an EBITDA component with annual targets of $10.38 million, $14.95 million, $21.84 million and $21.84 million, respectively, and (ii) a revenue component with annual targets of $276.8 million, $351.71 million, $436.88 million and $436.88 million, respectively. The earnout features base annual opportunities for each of Payment Year 1 to 3, “catch-up” mechanics in Payment Year 2 to 4, and a Payment Year 4 true-up within component caps, with equitable anti-dilution adjustments for stock splits and similar changes. In addition, the Sponsor may earn up to 1,000,000 shares of the Company’s common stock per year in Payment Year 1 to 3 (up to 3,000,000 “Sponsor Earnout Shares” in the aggregate) upon achievement of corresponding annual milestones. Any Sponsor Earnout Shares issued will be separate from and in addition to the Company Earnout Shares, and the issuance of any such Sponsor Earnout Shares will not reduce the total number of issuable Company Earnout Shares.

Each SPAC founder share will convert on a one-for-one basis into SPAC common stock in connection with the Domestication and Closing. Pursuant to the SPAC Founders Stock Letter (described below), the Sponsor irrevocably waives any anti-dilution or conversion ratio adjustment rights that would otherwise be triggered by the Private Placements, the Merger or other transactions contemplated by the Business Combination Agreement.

Representations, Warranties and Covenants

The parties to the Business Combination Agreement contains customary representations, warranties and covenants of the this type, including covenants regarding (i) conduct of business prior to Closing, (ii) exclusivity and non-solicitation, (iii) preparation and filing of the S-4/Proxy Statement, (iv) efforts to maintain Nasdaq listing, (v) obtaining necessary approvals, (vi) preparation of audited financial statements, (vii) public announcements, (viii) D&O indemnification and tail coverage, and (ix) post-Closing governance through an Investor Rights Agreement to be entered into at Closing.

Conditions to Closing

Consummation of the transactions is subject to customary conditions, including, among others, (i) the requisite approval by the Company’s stockholders of the proposals described in the Business Combination Agreement, (ii) delivery of the Carvix stockholder written consent sufficient to constitute the requisite Carvix stockholder approval, (iii) the Domestication, (iv) the SEC declaring effective the Registration Statement on Form S-4, (v) approval for listing on Nasdaq of the shares of the Company’s common stock to be issued in the transactions (including the earnout shares), (vi) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, if required, (vii) satisfaction of the Company’s net tangible asset or “penny stock” condition, and (viii) the Company’s having at Closing at least the “Minimum Cash Amount,” after giving effect to redemptions, payment of transaction expenses and repayment of indebtedness, each as more fully described in the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Effective Time, including: (a) by mutual written consent of SPAC and Carvix; (b) by either SPAC or Carvix if the Effective Time shall not have occurred on or prior to September 30, 2026 (the “Outside Date”), unless the breach of the terminating party was the principal cause of the failure of the Closing to occur by such date; (c) by either SPAC or Carvix if any governmental order has become final and nonappealable and has the effect of making the consummation of the Transactions illegal or otherwise prohibiting the consummation of the Transactions; (d) by either SPAC or Carvix if the Required SPAC Proposals fail to receive the requisite vote for approval at the SPAC Stockholders' Meeting; (e) by SPAC, in the event of a failure by Carvix to timely deliver the Written Consent, subject to a five (5) Business Day cure period; (f) by SPAC, upon a breach of any representation, warranty, covenant or agreement by Carvix that would cause the applicable closing conditions not to be satisfied, subject to a thirty (30) day cure period; (g) by Carvix, upon a breach of any representation, warranty, covenant or agreement by SPAC or Merger Sub that would cause the applicable closing conditions not to be satisfied, subject to a thirty (30) day cure period; or (h) by SPAC, if Carvix shall have failed to deliver the audited financial statements to SPAC as required by the Business Combination Agreement.

If the Business Combination Agreement is validly terminated, it shall become void and there shall be no liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the confidentiality provisions, the effect of termination provisions and the general provisions of the Business Combination Agreement, or in the case of termination subsequent to fraud or a willful material breach of the Business Combination Agreement by a party thereto.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement is being filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors, security holders and reports and documents filed with the SEC. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification.

Other Agreements

SPAC Founders Stock Letter

Concurrently with signing, Crown Acquisition Sponsor LLC (the “Sponsor”) executed a SPAC Founders Stock Letter in favor of SPAC and Carvix pursuant to which the Sponsor agreed, among other things, to vote its founder shares in favor of the required SPAC proposals, to be subject to customary transfer restrictions, to waive any anti-dilution or conversion ratio adjustments applicable to the founder shares in connection with the Domestication, the Merger and the Private Placements, to comply with SPAC non-solicitation restrictions, and to enter into a lock-up at Closing on terms consistent with the Business Combination Agreement (providing for a lock-up period expiring on the earlier of (i) six months after consummation of the PIPE financing, and (ii) eighteen months after Closing).

The foregoing description of the SPAC Founders Stock Letter does not purport to be complete and is qualified in its entirety by the terms and conditions of the SPAC Founders Stock Letter, a copy of which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Stockholder Support Agreement

Concurrently with signing, SPAC, Carvix and certain key Carvix stockholders entered into a Stockholder Support Agreement pursuant to which such stockholders agreed, among other things, to execute and deliver a written consent approving the Business Combination Agreement and the transactions, vote their shares in favor of the approvals, and comply with transfer restrictions and exclusivity undertakings until the earlier of Closing or termination of the Business Combination Agreement. The agreement identifies the signatories and their holdings and provides that the signatories collectively own a sufficient number of shares to deliver the Requisite Company Stockholder Approval.

The foregoing description of the Stockholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Stockholder Support Agreement, a form of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Investor Rights Agreement

At Closing, SPAC (as domesticated), the Sponsor, Carvix founders and certain other holders will enter into an Investor Rights Agreement covering governance matters (including initial Board composition) and registration rights. The agreement provides that earnout shares issued to Eligible Company Equityholders and Sponsor Earnout Shares will constitute “Registrable Securities” with SPAC agreeing to keep a shelf registration statement effective and to update or supplement it within 30 business days following issuance of each tranche of earnout shares.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Investor Rights Agreement, a form of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Additional Information

In connection with the Business Combination, the Company and Carvix (as co-registrants) intends to file jointly with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. The Company will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that the Company will send to its stockholders in connection with the Business Combination. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO READ, WHEN AVAILABLE, THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE COMPANY’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS) BECAUSE THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the definitive proxy statement/prospectus and other documents, without charge, once available, at the SEC’s website www.sec.gov

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

Participants in the Solicitation

The Company, Carvix and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of the Company’s directors and officers in the Company’s filings with the SEC including the Registration Statement to be filed with the SEC by the Company, which will include the proxy statement of the Company for the Business Combination, and such information and names of Carvix’s directors and executive officers will also be in the Registration Statement filed with the SEC by the Company, which will include the proxy statement of the Company for the Business Combination.

Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between the Company and Carvix, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and Carvix. These statements are subject to a number of risks and uncertainties regarding the Company’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of the Company or Carvix for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of the Company or Carvix; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by the Company’s stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; and those factors discussed in the Company’s Registration Statement on Form S-1, declared effective by the SEC on September 26, 2025. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Business Combination Agreement by and among Crown Reserve Acquisition Corp. I, CRAC Merger Sub Inc. and Carvix, Inc., dated as of March 30, 2026.
10.1	SPAC Founders Stock Letter by and among Crown Reserve Acquisition Corp. I, Carvix, Inc. and Crown Acquisition Sponsor LLC, dated as of March 30, 2026.
10.2	Form of Stockholder Support Agreement.
10.3	Form of Investor Rights Agreement.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Crown Reserve Acquisition Corp. I

	By:	/s/ Prashant Patel
		Name:	Prashant Patel
		Title:	Chief Executive Officer

Dated: April 3, 2026